**Exhibit 99.1**

*Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder's vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.*



# ZTO Express (Cayman) Inc.
# 中通快遞（開曼）有限公司

*(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)*
**(Stock Code: 2057)**

# DATE OF BOARD MEETING

The board of directors (the "**Board**") of ZTO Express (Cayman) Inc. (the "**Company**") hereby announces that a meeting of the Board will be held on Tuesday, May 19, 2026 (Beijing time) for the purpose of, among others, approving the Company's unaudited financial results for the first quarter ended March 31, 2026 and its publication.

The Company will release its unaudited financial results for the first quarter ended March 31, 2026 on Wednesday, May 20, 2026 (Beijing time), before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company's management team will host an earnings conference call at 8:30 A.M. on Wednesday, May 20, 2026 (Beijing Time), which is 8:30 P.M. on Tuesday, May 19, 2026 (U.S. Eastern Time).

Dial-in details for the earnings conference call are as follows:

| | |
|---|---|
| United States/Canada: | 1-888-317-6003 |
| Hong Kong: | 800-963-976 |
| Mainland China: | 4001-206-115 |
| International: | 1-412-317-6061 |
| Passcode: | 2836360 |

A replay of the earnings conference call may be accessible through Monday, May 25, 2026 by dialing the following numbers:

United States/Canada:    1-855-669-9658
International:    1-412-317-0088
Passcode:    1895291

A live and archived webcast of the earnings conference call will also be available at the Company's investor relations website at http://zto.investorroom.com.


By order of the Board
**ZTO Express (Cayman) Inc.**
**Meisong LAI**
*Chairman*


Hong Kong, April 24, 2026

*As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.*